Yukon-Nevada Gold Corp. Closes $20 Million Forward Gold Purchase Agreement with
Deutsche Bank

Vancouver, BC – February 8, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that it has entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank AG, London Branch (“Deutsche Bank”). Deutsche Bank has funded a US$20 million prepaid gold forward facility (the “Gold Facility”) to Queenstake Resources USA, Inc. (“Queenstake”), a wholly-owned subsidiary of the Company.

The Company will use the proceeds for working capital and to further invest in the expansion of the SSX-Steer mine as it ramps up to 1,200 tons per day and to commence development of Starvation Canyon, including portal construction and equipment purchases, as part of the 2012 plan to commence production from that site at the Company’s Jerritt Canyon Mine in Nevada.

The facility is a forward contract structured to deliver 27,950 ounces of gold over a 43 month term in the amount of 650 ounces per month starting March 31, 2012. The 27,950 ounces of gold that have been committed under this gold facility represent approximately 3.90% of the gold reserves or 0.90% of the total gold resources at Queenstake’s wholly-owned Jerritt Canyon property in Nevada, USA.

The gold pricing valuation has been finalized and subsequent to the receipt of the US$20 million prepayment, which represents an initial pre-payment of approximately $716 per ounce, the remainder of the purchase price for the gold will be paid to Queenstake upon completion of the monthly gold deliveries to Deutsche Bank and will be equal to the amount that the gold price exceeds US$850 up to a maximum gold price of US$1,750.

In connection with the transaction, the Company has issued to Deutsche Bank one share purchase warrant (the “Warrant”), which can be exercised to purchase 40,000,000 common shares (each “Warrant Share”) at a price of $0.44 per share on or before February 7, 2015.

Under the terms of the Agreement, in the event that the actual monthly quantity of gold delivered by the Company is less than the scheduled monthly amount, the shortfall can be made up, at the option of Deutsche Bank, by the issuance of common shares of the Company (the “Shares”). The conversion price per Share will be the five day volume weighted average price (“VWAP”) of the Company’s shares as traded on the Toronto Stock Exchange (“TSX”) immediately prior to the monthly delivery date for the scheduled delivery month in which such gold shortfall payment obligation arises, less the discount as permitted by the TSX.

In accordance with securities legislation currently in effect, the Shares, the Warrant and the Warrant Shares will each be subject to a “hold period” of four months plus one day from the date of issuance of the aforesaid securities. In the case of the Warrant and the Warrant Shares, the hold period will expire on June 8, 2012.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver,

zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.